THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult your licensed securities dealer, other licensed corporation, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in First Pacific Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated with limited liability under the laws of Bermuda)

Website: http://www.firstpacco.com

(Stock Code: 00142)

[redacted]

DISCLOSEABLE TRANSACTION

PROPOSED ACQUISITION BY METRO PACIFIC INVESTMENTS CORPORATION OF UP TO 100% INTEREST IN FIRST PHILIPPINE INFRASTRUCTURE, INC. AND TENDER OFFER

9/9

29 August 2008

CONTENTS

In this circular, the following terms and expressions shall have the following meanings, unless otherwise defined or the context otherwise requires:

"Benpres"	Benpres Holdings Corporation, whose shares are listed and traded on the Philippine Stock Exchange;
"Board"	the board of directors of the Company;
"Company" or "First Pacific"	First Pacific Company Limited, a company incorporated in Bermuda with limited liability, whose shares are listed and traded on the Stock Exchange;
"Directors"	the directors of the Company;
"FPH"	First Philippine Holdings Corporation, whose shares are traded and listed on the Philippine Stock Exchange;
"FPIDC"	First Philippine Infrastructure Development Corporation;
"FPII"	First Philippine Infrastructure, Inc, whose shares are listed and traded on the Philippine Stock Exchange;
"Group"	the Company and/or its subsidiaries from time to time;
"Hong Kong"	The Hong Kong Special Administrative Region of the People's Republic of China;
"Latest Practicable Date"	25 August 2008, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited;
"MNTC"	Manila North Tollways Corporation;
"Model Code"	The Model Code for Securities Transactions by Directors of Listed Issuers;
"MPIC"	Metro Pacific Investments Corporation, a Philippine corporation whose shares are listed and traded on the Philippine Stock Exchange;

"Philippines"	The Republic of the Philippines;
"PhP"	The Philippine peso, the official currency of the Philippines;
"SFO"	The Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"Stock Exchange"	The Stock Exchange of Hong Kong Limited; and
"TMC"	Tollways Management Corporation.

Unless otherwise stated, translations of quoted currency values in this circular are made on an approximate basis and at the rate of US$1.00 = PhP44.0 = HK$7.8. The net asset values of FPII, MNTC and TMC as at 31 December 2007 is translated at the rate of US$1.00 = PhP41.28 = HK$7.8. The net profits of FPII, MNTC and TMC before and after taxation and extraordinary items for the year ended 31 December 2007 are translated at the rate of US$1.00 = PhP45.86 = HK$7.8. The net profits of FPII, MNTC and TMC before and after taxation and extraordinary items for the year ended 31 December 2006 are translated at the rate of US$1.00 = PhP51.16 = HK$7.8. Percentages and figures expressed in millions and billions have been rounded.

FIRST PACIFIC COMPANY LIMITED

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com
(Stock Code: 00142)

Chairman:
Anthoni Salim

Executive Directors:
Manuel V. Pangilinan *(Managing Director and CEO)*
Edward A. Tortorici
Robert C. Nicholson

Non-Executive Directors:
Ambassador Albert F. del Rosario
Sutanto Djuhar
Tedy Djuhar
Ibrahim Risjad
Benny S. Santoso
Napoleon L. Nazareno

Independent Non-Executive Directors:
Graham L. Pickles
Prof. Edward K.Y. Chen, *GBS, CBE, JP*
Sir David W.C. Tang, *KBE*

Hong Kong Principal Office:
24th Floor
Two Exchange Square
8 Connaught Place
Central
Hong Kong

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

29 August 2008

To the shareholders of the Company for information only

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION

INTRODUCTION

Reference is made to the announcement dated 8 August 2008 and to the overseas regulatory announcement dated 7 August 2008 issued by the Company in respect of a discloseable transaction relating to the proposed acquisition of up to 100% interest in FPII and the related tender offer by MPIC. The purpose of this circular is to provide you with further information in relation to the proposed acquisition and the tender offer.

The Company is pleased to announce that on 7 August 2008, the letter agreement dated 1 August 2008 (the "Letter Agreement") executed by Benpres and FPH in favour of MPIC, a Philippine company which is part of the Group on account of the equity interest of an affiliate of the Company, became effective.

Under the Letter Agreement, MPIC offered to purchase the respective shareholding interests of Benpres and FPH (the "Sale Shares") (the "Proposed Acquisition") (being, approximately 48.08% and approximately 50.05%, respectively, as at the Latest Practicable Date and 48.92% and 50.92%, respectively, as at the completion of the Proposed Acquisition ("Completion"), in FPII.

As at the Latest Practicable Date, an approximate 1.87% interest in FPII is held in the hands of the general public (the "Public Shareholders"). The offer under the Letter Agreement assumes that at Completion, the shares held by the Public Shareholders will be reduced to approximately 0.16% following the acquisition by FPII of shares of its capital stock representing 1.71% held by the Public Shareholders prior to Completion.

FPII is a company whose shares are listed and traded on the Philippine Stock Exchange. FPII owns 100% of the issued and outstanding capital stock of FPIDC, which in turn owns approximately 67.1% interest in MNTC and 46% interest in TMC.

MNTC was granted the Supplemental Toll Operating Agreement in June 1998 to finance, design, construct, operate and maintain the toll roads, toll facilities and other facilities generating toll-related income, in respect of the North Luzon Expressway ("NLEX") in the Philippines. MNTC has the right to (i) operate and manage the existing 83.7 km NLEX and the 8.5 km Subic-Tipo Expressway; and (ii) build-out, operate and manage Phase 2, which is the continuation of the missing link of C5 that would extend up to the Manila Port Area, crossing the NLEX near the Valenzuela interchange, and will decongest the traffic ingress into the Balintawak stretch of the NLEX.

Additionally, as part of the Proposed Acquisition, MPIC shall have the right to operate and manage, through a consortium, the 65.8 km SCTEX direct link between Subic Bay Free Port and Clark Economic Zone; and to acquire up to a 34% interest of First Balfour Inc. in the Private Infra Development Corporation which was awarded the concession to extend the NLEX another 88.5 km from Tarlac to Rosario, La Union when completed in full by 2013. The Company will comply with any applicable Listing Rules in respect of the said acquisition of up to a 34% interest in Private Infra Development Corporation, as and when appropriate.

The Company understands from Benpres and FPH that FPII will acquire 1.71% of the outstanding shares in its own capital stock held by the public prior to Completion. FPII will acquire 87,020,160 out of the 95,000,000 shares held by the Public Shareholders, such that at Completion, the number of FPII shares held by the Public Shareholders shall be reduced to 7,979,840 shares, or approximately 0.16% and the proportionate interests of Benpres and FPH will be increased to approximately 48.92% and approximately 50.92%, respectively.

Subject to Completion, MPIC is required to make a tender offer to the Public Shareholders in accordance with the Philippine Securities Regulation Code (Republic Act No. 8799, as amended) and any applicable laws and regulations in the Philippines (the "Tender Offer") to purchase up to the remaining approximately 0.16% interest in FPII from the Public Shareholders.

The Proposed Acquisition is expected to complete by November 2008.

One or more further announcements will be made by the Company, as appropriate, in relation to the implementation of the Proposed Acquisition and, following Completion, the results of the Tender Offer.

CONSIDERATION FOR THE PROPOSED ACQUISITION AND THE TENDER OFFER

The consideration for the Proposed Acquisition is PhP12.262 billion (approximately US$278.7 million and approximately HK$2.2 billion) broken down into PhP11.8 billion (approximately US$268.2 million and approximately HK$2.1 billion) to be settled in cash at Completion and the assumption by MPIC of certain advances amounting to PhP462.6 million (approximately US$10.5 million and approximately HK$0.1 billion). The consideration for the Tender Offer is PhP19.7 million (approximately US$0.45 million and approximately HK$3.5 million) or on a per share price basis, PhP2.46705 (approximately US5.61 cents and approximately HK43.73 cents).

The consideration for the Proposed Acquisition and the Tender Offer were arrived at on an arm's length basis and on a willing buyer and a willing seller basis, taking into account the valuation of FPII's effective 67.1% equity interest in MNTC.

The Tender Offer price per share is determined based on the consideration for the Proposed Acquisition over the total number of Sale Shares to be acquired by MPIC.

The acquired interest in FPII will be consolidated and held by MPIC following Completion. The Proposed Acquisition and the Tender Offer by MPIC will be initially funded by shareholder advances from the Company, and internal resources.

FINANCIAL POSITION OF FPII, MNTC AND TMC

The net asset value of FPII as at 31 December 2007 is PhP7,048.1 million (approximately US$170.7 million and approximately HK$1,331.8 million) and the net profits of FPII before and after taxation and extraordinary items are PhP2,334.7 million (approximately US$50.9 million and approximately HK$397.1 million) and PhP1,497.9 million (approximately US$32.7 million and approximately HK$254.8 million) respectively, for the financial year ended 31 December 2007 and net profits of FPII before and after taxation and extraordinary items are PhP2,038.3 million (approximately US$39.8 million and approximately HK$310.8 million) and PhP1,342.4 million (approximately US$26.2 million and approximately HK$204.7 million) respectively, for the financial year ended 31 December 2006.

The net asset value of MNTC as at 31 December 2007 is PhP7,967.4 million (approximately US$193.0 million and approximately HK$1,505.5 million) and the net profits of MNTC before and after taxation and extraordinary items are PhP1,984.5 million (approximately US$43.3 million and approximately HK$337.5 million) and PhP1,929.9 million (approximately US$42.1 million and approximately HK$328.2 million) respectively, for the financial year ended 31 December 2007 and net profits of MNTC before and after taxation and extraordinary items are PhP1,689.6 million (approximately US$6.4 million and approximately HK$50.4 million) and PhP1,694.9 million (approximately US$33.1 million and approximately HK$258.4 million) respectively, for the financial year ended 31 December 2006.

The net asset value of TMC as at 31 December 2007 is PhP251.1 million (approximately US$6.1 million and approximately HK$47.4 million) and the net profits of TMC before and after taxation and extraordinary items are PhP277.8 million (approximately US$6.1 million and approximately HK$47.3 million) and PhP180.7 million (approximately US$3.9 million and approximately HK$30.7 million) respectively, for the financial year ended 31 December 2007 and net profits of TMC before and after taxation and extraordinary items are Php326.9 million (approximately US$6.4 million and approximately HK$49.8 million) and PhP214.8 million (approximately US$4.2 million and approximately HK$32.7 million) respectively, for the financial year ended 31 December 2006.

CONDITIONS PRECEDENT FOR COMPLETION

Completion is subject to certain conditions precedent, including, amongst others:

(a) MPIC shall have conducted a financial and legal due diligence on the target companies and the Sale Shares to cover the periods ending no earlier than one month prior to the Completion, with results satisfactory to MPIC and its advisors;

(b) execution of the sale agreements relating to the Proposed Acquisition; and

(c) receipt of any regulatory and third party registrations, filings, consents and/or waivers necessary for Completion (including any approval of the Proposed Acquisition by MNTC's lenders).

The conditions precedent to Completion can be waived by MPIC at its sole discretion.

FINANCIAL EFFECTS OF THE TRANSACTIONS

After the Proposed Acquisition, the total assets and liabilities of the Group will be increased upon the consolidation of the interest in FPII by MPIC and the extent of increment will be subject to an assessment of the fair value of FPII's identifiable assets acquired, liabilities and contingent liabilities assumed. In addition, in view of the track record, earnings ability and customer base of FPII, the Proposed Acquisition is expected to have a positive impact on the earnings of the Group in the future.

REASONS FOR THE TRANSACTIONS

Following the Group's investment in the water business in the Philippines, the Directors see significant up side potential in continuing to invest in essential infrastructural services in the Philippines. In particular, the Directors believe that the Proposed Acquisition (subject to Completion), which will result in MPIC holding approximately 67.1% effective interest in MNTC (on the basis that MPIC takes up the entire 0.16% shares in FPII held by the Public Shareholders), has the potential to provide stable cash flows and growth to the Group as the coverage of MNTC's tollways business expands.

Based on information currently available and subject to a satisfactory conclusion of a due diligence review of the target companies in respect of the Proposed Acquisition, the Directors believe that the terms of the Proposed Acquisition and the Tender Offer are fair and reasonable and in the interests of the Company's shareholders as a whole.

LISTING RULES IMPLICATIONS

The Proposed Acquisition and the Tender Offer together constitute a discloseable transaction for the Company under the Listing Rules.

GENERAL

The Company is a Hong Kong-based investment and management company with operations located in Asia. The Company's principal business interests relate to Telecommunications, Consumer Food Products, Infrastructure and Natural Resources.

MPIC is a Philippine corporation, the shares of which are listed and traded on the Philippine Stock Exchange and is an investment and management company with holdings in water utility, real estate development and healthcare enterprises.

TMC primarily engages in and carries on the operations and maintenance of tollways, its facilities, interchanges and related works, roads, highways, bridges, buildings and structures of all kinds in the Philippines.

Each of FPII, Benpres and FPH is a publicly listed company, the shares of which are listed and traded on the Philippine Stock Exchange.

Benpres is an investment holding company involved in, amongst other things, provision of public services, utilities and basic infrastructure and development of residential buildings, hotels, office tower, retail centre, and serviced apartment properties in the Philippines.

FPH is a holding company with core investments in power and tollways, and strategic initiatives in property and manufacturing in the Philippines.

Save for the Public Shareholders, to the best of the Directors' knowledge, information and belief and having made all reasonable enquiry, the counterparties referred to in this circular and the ultimate beneficial owner of such counterparties are third parties independent of the Company and its connected persons.

Your attention is drawn to the information set out in the Appendix to this circular.

Yours faithfully,
By Order of the Board
First Pacific Company Limited
Manuel V. Pangilinan
Managing Director and CEO

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(i) Interests of Directors in the Company and its associated corporations

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the shares of the Company, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO which: (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO); or (b) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (Model Code), to be notified to the Company and the Stock Exchange were as follows:

(a) Long positions in shares in the Company

Name	Ordinary shares	Approximate percentage of issued share capital (%)	Ordinary share options
Anthoni Salim	1,418,525,963 (C)(i)	44.02	-
Manuel V. Pangilinan	6,252,759 (P)	0.19	62,000,000
Edward A. Tortorici	35,372,131 (P)	1.10	21,760,000
Robert C. Nicholson	-	-	29,500,000
Ambassador Albert F. del Rosario	600,000 (P)	0.02	6,000,000
Benny S. Santoso	-	-	6,000,000
Graham L. Pickles	-	-	3,160,000
Prof, Edward K.Y. Chen, *GBS, CBE, JP*	-	-	4,500,000
Sir David W.C. Tang, *KBE*	-	-	3,160,000

(C) = Corporate interest, (P) = Personal interest

(i) *Anthoni Salim owns 100 per cent of First Pacific Investments (BVI) Limited which, in turn, is interested in 628,296,599 ordinary shares in the Company. Of this, 33.334 per cent is held by Anthoni Salim directly, and 66.666 per cent by Salerni International Limited (a company which Anthoni Salim directly holds 100 per cent of the issued share capital). Anthoni Salim also owns 56.8 per cent of First Pacific Investments Limited which, in turn, is interested in 790,229,364 ordinary shares in the Company. Of this, 10 per cent is held by Anthoni Salim directly, and 46.8 per cent by Salerni International Limited. The remaining 43.2 per cent interest in First Pacific* Investments Limited is owned as to 30 per cent by Sutanto Djuhar, 10 per cent by Tedy Djuhar and 3.2 per cent by a company controlled by Ibrahim Risjad, all of whom are Non-executive Directors of the Company.

(b) *Long positions in shares in associated corporations*

- Manuel V. Pangilinan owned 1,248,404 common shares(P) in MPIC, 204,933 common shares(P) and 360 preferred shares(P) in Philippine Long Distance Telephone Company (PLDT) as beneficial owner and a further 15,417 common shares in PLDT as nominee.

- Edward A. Tortorici owned 69,596 common shares(C) and 660,000 common shares(P) in MPIC and 104,874 common shares(P) in PLDT.

- Sutanto Djuhar owned 15,520,335 ordinary shares(C) in P.T. Indofood Sukses Makmur Tbk (Indofood).

- Tedy Djuhar owned 15,520,335 ordinary shares(C) in Indofood.

- Ibrahim Risjad owned 6,406,180 ordinary shares(C) in Indofood.

- Anthoni Salim owned 632,370 ordinary shares(C) in Indofood and a direct interest of 2,007,788 shares in Indofood Agri Resources Ltd. (Indo Agri) through his controlled corporations other than First Pacific and an indirect interest of 998,200,000 Indo Agri shares through First Pacific group companies.

- Ambassador Albert F. del Rosario owned 130,005 common shares(P) and 1,560 preferred shares(P) in PLDT, 32,231,970 preferred shares in Prime Media Holdings, Inc. (PMH) as nominee, 4 common shares(P) in PMH as beneficial owner, 4,922 common shares(P) in Costa de Madera Corporation, 15,000 common shares(P) in Metro Pacific Land Holdings Inc., and 80,000 common shares(P) in Metro Strategic Infrastructure Holdings, Inc.

- Napoleon L. Nazareno owned 6,648 common shares(P) in MPIC, 13,927 common shares (P) and 495 preferred shares(P) in PLDT.

(P) = Personal interest, (C) = Corporate interest

At the Latest Practicable Date, other than as disclosed, none of the Directors and chief executive of the Company were interested, or were deemed to be interested in the long and short positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the SFO) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

(ii) Interests of Substantial Shareholders in the Company

As at the Latest Practicable Date, the register of interests in shares and short positions of substantial shareholders maintained under Section 336 of the SFO shows that at the Latest Practicable Date, the Company had been notified that the following persons were interested in five per cent or more of the Company's issued share capital:

(a) Salerni International Limited (Salerni), which was incorporated in the British Virgin Islands, was interested in 1,418,525,963 shares of the Company (long position) at the Latest Practicable Date, representing approximately 44.02 per cent of the Company's issued share capital, by way of its 46.80 per cent interest in First Pacific Investments Limited (FPIL-Liberia) and its 66.666 per cent interest in First Pacific Investments (BVI) Limited (FPIL-BVI).

(b) FPIL-Liberia, which was incorporated in the Republic of Liberia, beneficially owned 790,229,364 ordinary shares at the Latest Practicable Date, representing approximately 24.52 per cent of the Company's issued share capital at that date. FPIL-Liberia is owned by the Chairman (Anthoni Salim) and three Non-executive Directors (Sutanto Djuhar, Tedy Djuhar and Ibrahim Risjad), in the proportion specified in note (i) of the table on page 10. Anthoni Salim is taken to be interested in the shares owned by FPIL-Liberia.

(c) FPIL-BVI, which was incorporated in the British Virgin Islands, beneficially owned 628,296,599 ordinary shares at the Latest Practicable Date, representing approximately 19.50 per cent of the Company's issued share capital at that date. Anthoni Salim, the Chairman of the Company, beneficially owns the entire issued share capital of FPIL-BVI and, accordingly, is taken to be interested in the shares owned by FPIL-BVI.

(d) Marathon Asset Management Limited (Marathon), a U.K. incorporated company, notified the Company that it held 208,871,173 ordinary shares of the Company in August 2008, representing approximately 6.48 per cent of the Company's issued share capital at that time. At the Latest Practicable Date, the Company has not received any other notification from Marathon of any change to such holding.

Other than as disclosed, the Directors and chief executive of the Company are not aware of any person at the Latest Practicable Date who had an interest or short position in the shares or underlying shares and debentures of the Company which would be required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was interested, directly or indirectly, in five per cent or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at the general meetings of the Company.

3. SERVICE CONTRACTS

No Director has an unexpired contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

4. LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against any member of the Group.

5. COMPETING INTERESTS

As at the Latest Practicable Date, so far as the Directors are aware, none of the Directors or their respective associates have a controlling interest in a business which competes either directly or indirectly with the business of the Company.

Other than the continuing connected transactions disclosed by the Company, there are no contracts or arrangements subsisting as at the Latest Practicable Date in which a Director is materially interested or which is significant in relation to the business of the Group.

As at the Latest Practicable Date, no Director has any interest, direct or indirect, in any assets which have been, since the date to which the latest published audited accounts of the Company were made up, acquired or disposed of by or leased to any member of the Group.

6. MISCELLANEOUS

(i) The Company Secretary of the Company is Ms. Nancy L.M. Li, MSc (Corporate Governance and Directorship), BA, FCS (PE), FCIS.

(ii) The qualified accountant of the Company is Mr. Richard L. Beacher, BA(Hons) in Economics and Accounting, FCCA, CPA

(iii) The registered office of the Company is at Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda. The principal office of the Company is at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong.

(iv) The principal share registrar and transfer office is Butterfield Fund Services (Bermuda) Limited, Rosebank Centre, 11 Bermudiana Road, Pembroke, HM08, Bermuda.

(v) The share registrar and transfer office (Hong Kong Branch) is Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(vi) The English text of this circular shall prevail over the Chinese text in case of any inconsistency.

此乃要件　請即處理

閣下如對本通函任何方面**有任何疑問**，應諮詢　閣下之持牌證券商、其他持牌法團、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之第一太平有限公司股份全部**出售或轉讓**，應立即將本通函送交買主或承讓人或經手買賣之銀行、持牌證券商或其他代理商，以便轉交買主或承讓人。

FIRST PACIFIC COMPANY LIMITED

第一太平有限公司

（根據百慕達法例註冊成立之有限公司）

網址：http://www.firstpacco.com

（股份代號：00142）

須予披露的交易

METRO PACIFIC INVESTMENTS CORPORATION
建議收購
可達FIRST PHILIPPINE INFRASTRUCTURE, INC.全部權益
及提出收購要約

二零零八年八月二十九日

目 錄

頁次

在本通函內，除另有定義或文義另有所指外，下列詞語具有以下涵義:

「Benpres」	指	Benpres Holdings Corporation，其股份於菲律賓證券交易所上市買賣；
「董事會」	指	本公司董事會；
「本公司」或「第一太平」	指	第一太平有限公司，於百慕達註冊成立的有限公司，其股份於聯交所上市買賣；
「董事」	指	本公司的董事；
「FPH」	指	First Philippine Holdings Corporation，其股份於菲律賓證券交易所上市買賣；
「FPIDC」	指	First Philippine Infrastructure Development Corporation；
「FPII」	指	First Philippine Infrastructure, Inc.，其股份於菲律賓證券交易所上市買賣；
「本集團」	指	本公司及／或其不時的附屬公司；
「香港」	指	中華人民共和國香港特別行政區；
「最後可行日期」	指	二零零八年八月二十五日，即本通函付印前確定其所載若干資料的最後可行日期；
「上市規則」	指	香港聯合交易所有限公司頒佈的證券上市規則；
「MNTC」	指	Manila North Tollways Corporation；
「標準守則」	指	上市公司董事進行證券交易的標準守則；
「MPIC」	指	Metro Pacific Investments Corporation，一間菲律賓企業，其股份於菲律賓證券交易所上市買賣；

「菲律賓」	指	菲律賓共和國；
「披索」	指	菲律賓法定貨幣菲律賓披索；
「證券及期貨條例」	指	香港法例第571章證券及期貨條例；
「聯交所」	指	香港聯合交易所有限公司；及
「TMC」	指	Tollways Management Corporation。

除另有指明外，本通函所引述貨幣價值的換算為概約數值，匯率為1.00美元兑44.0披索兑7.8港元。FPII、MNTC及TMC於二零零七年十二月三十一日的資產淨值乃按1.00美元兑41.28披索兑7.8港元的匯率換算。FPII、MNTC及TMC於截至二零零七年十二月三十一日止年度除税及非經常項目前及後的純利乃按1.00美元兑45.86披索兑7.8港元的匯率換算。FPII、MNTC及TMC截至二零零六年十二月三十一日止年度除税及非經常項目前及後的純利乃按1.00美元兑51.16披索兑7.8港元的匯率換算。百分比及以百萬元及億元顯示的數額均已約整。

FIRST PACIFIC COMPANY LIMITED
第一太平有限公司

(根據百慕達法例註冊成立之有限公司)

網址：http://www.firstpacco.com

(股份代號：00142)

主席：
林逢生

執行董事：
彭澤仁*(常務董事兼行政總監)*
唐勵治
黎高臣

非執行董事：
Albert F. del Rosario大使
林文鏡
林宏修
Ibrahim Risjad
謝宗宣
Napoleon L. Nazareno

獨立非執行董事：
Graham L. Pickles
陳坤耀教授，*金紫荊星章、CBE、太平紳士*
鄧永鏘爵士，*KBE*

香港總辦事處：
香港
中環
康樂廣場八號
交易廣場第二座
二十四樓

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

敬啟者：

須予披露的交易

引言

謹請參閱本公司分別於二零零八年八月八日刊發的公告及於二零零八年八月七日刊發的海外監管公告，內容有關MPIC建議收購可達FPII全部權益及提出相關收購要約的須予披露的交易。本通函旨在向　閣下提供有關建議收購及收購要約的其他資料。

本公司欣然宣佈，Benpres與FPH於二零零八年八月一日向MPIC（基於本公司聯繫人所持權益，故該菲律賓公司屬本集團旗下）簽訂的協議（「協議」）經已於二零零八年八月七日生效。

根據協議，MPIC建議收購Benpres及FPH各自所持有之FPII股權（「銷售股份」）（「建議收購」）。該等股權於最後可行日期分別約48.08%及約50.05%，而於建議收購完成（「完成」）當時則分別為48.92%及50.92%。

截至最後可行日期，FPII約1.87%權益由公眾持有（「公眾股東」）。根據協議提出的收購要約假設於完成時，公眾股東之持股量（於FPII完成回購自當時公眾股東所持約佔1.71%的股份後）將減至約0.16%。

FPII為一家股份於菲律賓證券交易所上市買賣的公司。FPII持有FPIDC全部已發行資本股份，而後者則持有MNTC約67.1%權益以及TMC約46%權益。

MNTC於一九九八年六月獲授收費營運補充協議，可作融資、設計、建設、經營及維修菲律賓北呂宋高速公路（「北呂宋高速公路」）的收費道路、收費設施及其他產生收費收入的設施。MNTC有權(i)經營及管理現有83.7公里的北呂宋高速公路及8.5公里的Subic-Tipo高速公路；以及(ii)興建、經營及管理第二期（即接續C5的一段未連接公路，可伸延至Manila Port Area，可穿越近Valenzuela交匯處的北呂宋高速公路，及將舒緩進入Balintawak至北呂宋高速公路的交通）。

此外，因建議收購，MPIC有權透過財團經營及管理65.8公里的SCTEX（直接連接Subic Bay Free Port及Clark Economic Zone），並收購First Balfour Inc.所持之Private Infra Development Corporation最多34%權益。Private Infra Development Corporation獲專營權可於二零一三年全面竣工之前將北呂宋高速公路由Tarlac額外增建88.5公里至La Union的Rosario。本公司會適時遵守與所述收購Private Infra Development Corporation最多34%權益有關的任何適用上市規則。

本公司自Benpres及FPH獲悉，FPII將於完成前自公眾回購佔其股本1.71%的股份。FPII將自公眾股東所持的95,000,000股股份中購回87,020,160股股份，以致於完成之時，公眾股東所持的FPII股份數目將減至7,979,840股股份或約0.16%；而Benpres及FPH按比例所持的權益將分別增至約48.92%及50.92%。

待完成後，MPIC須根據菲律賓證券規例守則(共和國法案第8799號，經修訂)及菲律賓相關法例及法規向公眾股東發出收購要約(「收購要約」)，向公眾股東收購可達FPII餘下約0.16%的權益。

預期建議收購將於二零零八年十一月前完成。

本公司將適時就落實建議收購及於完成後就收購要約結果另行刊發一份或多份公告。

建議收購及收購要約之作價

建議收購的作價為122.62億披索(約2.787億美元及約22億港元)，分別於完成時以現金118億披索(約2.682億美元及約21億港元)及由MPIC接收4.626億披索(約10,500,000美元及約1億港元)之若干墊款債項支付。而收購要約的作價為19,700,000披索(約450,000美元及約3,500,000港元)，若按每股價格計算，則為2.46705披索(約5.61美仙及約43.73港仙)。

建議收購及收購要約的作價乃按自願買家及自願賣家公平磋商的基準，經考慮FPII實際所持MNTC67.1%股權的估值而釐定。

每股收購要約的價格乃按建議收購作價除以MPIC將收購的銷售股份總數而釐定。

完成後，所收購FPII的權益將會整合，並由MPIC持有。MPIC的建議收購及收購要約初步將由本公司以股東墊款及內部資源支付。

FPII、MNTC及TMC的財務狀況

FPII於截至二零零七年十二月三十一日止的資產淨值為70.481億披索(約1.707億美元及約13.318億港元)，而FPII於截至二零零七年十二月三十一日止財政年度除稅及非經常項目前及後的純利分別為23.347億披索(約50,900,000美元及約3.971億港元)及14.979億披索(約32,700,000美元及約2.548億港元)，FPII於截至二零零六年十二月三十一日止財政年度除稅及非經常項目前及後的純利則分別為20.383億披索(約39,800,000美元及約3.108億港元)及13.424億披索(約26,200,000美元及約2.047億港元)。

MNTC於截至二零零七年十二月三十一日止的資產淨值為79.674億披索（約1.93億美元及約15.055億港元），而MNTC於截至二零零七年十二月三十一日止財政年度除稅及非經常項目前及後的純利分別為19.845億披索（約43,300,000美元及約3.375億港元）及19.299億披索（約42,100,000美元及約3.282億港元）；MNTC於截至二零零六年十二月三十一日止財政年度除稅及非經常項目前及後的純利則分別為16.896億披索（約6,400,000美元及約50,400,000港元）及16.949億披索（約33,100,000美元及約2.584億港元）。

TMC於截至二零零七年十二月三十一日止的資產淨值為2.511億披索（約6,100,000美元及約47,400,000港元），而TMC於截至二零零七年十二月三十一日止財政年度除稅及非經常項目前及後的純利分別為2.778億披索（約6,100,000美元及約47,300,000港元）及1.807億披索（約3,900,000美元及約30,700,000港元）；TMC於截至二零零六年十二月三十一日止財政年度除稅及非經常項目前及後的純利則分別為3.269億披索（約6,400,000美元及約49,800,000港元）及2.148億披索（約4,200,000美元及約32,700,000港元）。

完成的先決條件

完成須待達成若干先決條件後方可作實，其中包括：

(a) MPIC須對眾目標公司及銷售股份於截至不早於完成前一個月止期間進行財務及法律的詳盡審查，結果須為MPIC及其顧問所滿意；

(b) 就建議收購訂立銷售協議；及

(c) 取得完成所需的規管及第三方之登記、備案、同意及／或豁免（包括MNTC放款人批准建議收購）。

MPIC可全權決定豁免完成的先決條件。

交易的財務影響

進行建議收購後，本集團的總資產及負債會於MPIC將FPII權益綜合入賬後增加，而增幅須受所收購FPII的可識別資產及所承擔的負債及或然負債的公平值評估所限制。此外，基於FPII的營業紀錄、盈利能力及客戶基礎，建議收購預期對本集團日後的盈利有正面影響。

進行交易的理由

繼本集團投資菲律賓供水業務後，董事注意到繼續投資於菲律賓的基建服務潛力龐大。董事更相信，於建議收購完成後，隨著MPIC實際持有MNTC約67.1%權益（按MPIC全數認購公眾股東所持FPII的0.16%股權計算），以及MNTC增加收費公路業務覆蓋範圍，收購建議具潛力為本集團提供穩定現金流量及增長。

根據現有資料，董事相信建議收購及收購要約條款屬公平合理，且符合本公司股東整體權益，惟須待就建議收購進行盡職審查目標公司的結果滿意後方可作實。

上市規則的規定

根據上市規則，建議收購及收購要約均構成本公司之須予披露的交易。

一般資料

本公司為一家建基於香港的投資及管理公司，業務位於亞洲。本公司業務以經營電訊、消費性食品、基建及天然資源為主。

MPIC為一家菲律賓企業，其股份在菲律賓證券交易所上市買賣，是一家擁有水務供應、房地產發展及健康護理等企業的投資及管理公司。

TMC主要於菲律賓經營及維修收費公路及其設施、交匯處及相關工程、道路、高速公路、橋樑、樓宇及各類構築物。

FPII、Benpres及FPH各自均為公眾上市公司，其股份於菲律賓證券交易所上市買賣。

Benpres為於菲律賓（其中包括）提供公共服務、公用設施及基本基建以及發展住宅樓宇、酒店、辦公大樓、零售中心及服務式公寓的投資控股公司。

FPH為於菲律賓主要投資電力及收費公路，以及提供房地產及製造業策略建議的控股公司。

除公眾股東外，經作出一切合理查詢後，就董事所知、所悉及所信，本通函所指各參與方及各參與方的最終實益擁有人均為獨立於本公司及其關連人士的第三方。

謹請　閣下細閱本通函附錄的資料。

此　致

本公司列位股東　台照(僅供參考)

承董事會命
第一太平有限公司
常務董事兼行政總監
彭澤仁

二零零八年八月二十九日

1. 責任聲明

本通函所載資料乃遵照上市規則要求而刊載，以提供有關本公司之資料。各董事願就通函所載資料之準確性共同及個別承擔全部責任。彼等經作出一切合理查詢後確認，就彼等所深知及確信，概無遺漏任何其他事實導致本通函所載任何內容有所誤導。

2. 權益披露

(i) 董事擁有本公司及其相聯法團之權益

於最後可行日期，本公司董事及行政總監於本公司之股份及於本公司或其任何相聯法團(定義見證券及期貨條例第XV部)之相關股份及債券中擁有：(a)須根據證券及期貨條例第XV部第7及8分部知會本公司及聯交所(包括根據證券及期貨條例有關條文彼等被視作或當作擁有之權益及淡倉)；或(b)須遵照證券及期貨條例第352條被列入該條所指登記冊內；或(c)須根據上市發行人董事進行證券交易的標準守則(「標準守則」)知會本公司及聯交所之權益及淡倉如下：

(a) 於本公司股份之好倉

姓名	普通股	佔已發行股本的概約百分比(%)	普通股購股權
林逢生	1,418,525,963 (C)(i)	44.02	–
彭澤仁	6,252,759 (P)	0.19	62,000,000
唐勵治	35,372,131 (P)	1.10	21,760,000
黎高臣	–	–	29,500,000
Albert F. del Rosario大使	600,000 (P)	0.02	6,000,000
謝宗宣	–	–	6,000,000
Graham L. Pickles	–	–	3,160,000
陳坤耀教授，*金紫荊星章、CBE、太平紳士*	–	–	4,500,000
鄧永鏘爵士，*KBE*	–	–	3,160,000

(C)=法團權益，(P)=個人權益

(i) *林逢生擁有First Pacific Investments (BVI) Limited 100%權益，而該公司則擁有本公司628,296,599股普通股權益。於該等公司股份中，林逢生直接持有33.334%權益，而66.666%權益則由林逢生直接持有全部已發行股本之公司Salerni International Limited持有。林逢生亦擁有First Pacific Investments Limited的56.8%權益，而該公司則擁有本公司790,229,364股普通股權益。於該等公司股份中，10%由林逢生直接持有，而46.8%則由Salerni International Limited持有。First Pacific Investments Limited餘下之43.2%權益由本公司非執行董事林文鏡、林宏修及Ibrahim Risjad控制之公司分別持有30%、10%及3.2%權益。*

(b) *於相聯法團股份之好倉*

- 彭澤仁擁有1,248,404股MPIC普通股(P)，以實益擁有人身份擁有Philippine Long Distance Telephone Company (PLDT)之204,933股普通股(P)及360股優先股(P)，並以代理人身份持有15,417股PLDT普通股。
- 唐勵治擁有69,596股MPIC普通股(C)及660,000股MPIC普通股(P)，以及104,874股PLDT普通股(P)。
- 林文鏡擁有15,520,335股P.T. Indofood Sukses Makmur Tbk (Indofood)普通股(C)。
- 林宏修擁有15,520,335股Indofood普通股(C)。
- Ibrahim Risjad擁有6,406,180股Indofood普通股(C)。
- 林逢生擁有632,370股Indofood普通股(C)，並透過其控制公司（第一太平除外）直接擁有2,007,788股Indofood Agri Resources Ltd. (Indo Agri）之股份權益，以及透過第一太平集團公司間接擁有998,200,000股Indo Agri之股份權益。
- Albert F. del Rosario大使擁有PLDT之130,005股普通股(P)及1,560股優先股(P)，以代理人身份持有32,231,970股Prime Media Holdings, Inc. (PMH)優先股，以實益擁有人身份擁有4股PMH普通股(P)，以及擁有4,922股Costa de Madera Corporation普通股(P)、15,000股Metro Pacific Land Holdings Inc.普通股(P)，以及80,000股Metro Strategic Infrastructure Holdings, Inc.普通股(P)。
- Napoleon L. Nazareno擁有6,648股MPIC普通股(P)、PLDT之13,927股普通股(P)及495股優先股(P)。

(P)=個人權益，(C)=法團權益

於最後可行日期，除上文所披露者外，概無本公司董事及行政總監於本公司或其任何相聯法團(定義見證券及期貨條例)之股份、相關股份及債券中，擁有或視作擁有(a)須遵照證券及期貨條例第XV部第7及8分部知會本公司及聯交所；或(b)須遵照證券及期貨條例第352條被列入該條所述之登記冊內；或(c)須按標準守則知會本公司及聯交所之好倉及淡倉權益。

(ii) 本公司主要股東之權益

證券及期貨條例第336條存置之主要股東股份權益及淡倉名冊顯示，於最後可行日期，本公司已知悉下列人士擁有本公司已發行股本5%或以上權益：

(a) Salerni International Limited (Salerni)，在英屬維爾京群島註冊成立。於最後可行日期，Salerni透過其於First Pacific Investments Limited (FPIL-Liberia)之46.80%權益及於First Pacific Investments (BVI) Limited (FPIL-BVI)之66.666%權益，擁有本公司1,418,525,963股普通股(好倉)，約佔本公司已發行股本約44.02%。

(b) FPIL-Liberia，在利比里亞共和國註冊成立。於最後可行日期，FPIL-Liberia實益擁有本公司790,229,364股普通股，約佔本公司當日已發行股本約24.52%。FPIL-Liberia由主席(林逢生)以及三位非執行董事(林文鏡、林宏修及Ibrahim Risjad)擁有，各人所佔權益比例已列示於第10頁列表附註(i)。林逢生被視為擁有FPIL-Liberia所持股份之權益。

(c) FPIL-BVI，在英屬維爾京群島註冊成立。於最後可行日期，FPIL-BVI實益擁有628,296,599股普通股，約佔本公司當日已發行股本約19.50%。本公司主席林逢生實益擁有FPIL-BVI全部已發行股本，因此被視為擁有FPIL-BVI所持股份的權益。

(d) Marathon Asset Management Limited (Marathon)，於英國註冊成立。於二零零八年八月，Marathon通知本公司其持有本公司208,871,173股普通股，約佔本公司當日已發行股本約6.48%。於最後可行日期，本公司並無接獲有關Marathon所持股權變動之其他通知。

除上文所披露者外，就本公司董事及行政總監所知，於最後可行日期，概無其他人士擁有須根據證券及期貨條例第XV部第2及3分部須向本公司披露擁有本公司股份、相關股份及債券之權益或淡倉，或直接或間接擁有可於任何情況下在本公司股東大會中投票之任何類別股本面值5%或以上之權益。

3. 服務合約

概無任何董事與本公司訂立本公司若不作賠償(法定賠償除外)則不可於一年內終止之未屆滿服務合約。

4. 訴訟

於最後可行日期，本公司及其任何附屬公司概無牽涉任何重大訴訟或仲裁，以及就董事所知，本集團成員公司亦無任何尚未完結或將面對的重大訴訟或索償。

5. 競爭權益

於最後可行日期，就董事所知，董事或彼等各自之聯繫人概無於與本公司業務直接或間接構成競爭之業務中擁有控股權益。

除本公司披露的持續關連交易外，於最後可行日期，各董事概無於與本集團業務有重大關係之合約或安排中擁有任何重大權益。

於最後可行日期，各董事概無於本集團任何成員公司自本公司最近期刊發之經審核賬目日期以來所收購、出售或租賃之任何資產中直接或間接擁有任何權益。

6. 其他資料

(i) 本公司之公司秘書為李麗雯女士(公司管治及董事學碩士、文學學士、FCS(PE)、FCIS)。

(ii) 本公司之合資格會計師為利翊綽先生(經濟及會計(榮譽)學士、FCCA、CPA)。

(iii) 本公司之註冊辦事處位於Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda，而本公司之總辦事處則位於香港中環康樂廣場八號交易廣場第二座二十四樓。

(iv) 主要股份登記及過戶處為Butterfield Fund Services (Bermuda) Limited，位於Rosebank Centre, 11 Bermudiana Road, Pembroke, HM08, Bermuda。

(v) 股份登記及過戶處(香港分處)為香港中央證券登記有限公司，位於香港灣仔皇后大道東一百八十三號合和中心四十六樓。

(vi) 若本通函之中文版內容與英文版出現歧義，概以英文版為準。

END